Exhibit 4.22

DESCRIPTION OF AMERICAN WATER WORKS COMPANY, INC.’S EQUITY SECURITIES
The following description of the common stock, par value $0.01 per share (the “Common Stock”), of American Water Works Company, Inc., a Delaware corporation (the “Company”), is not intended to be complete. For more information regarding the Common Stock, please refer to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the Company’s Amended and Restated Bylaws (the “Bylaws”), which have been included as Exhibit 3.1 and Exhibit 3.2, respectively, to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. The following descriptions are based on the Certificate of Incorporation and Bylaws in effect as of February 15, 2023. The terms and provisions of the Certificate of Incorporation and Bylaws are hereby incorporated by reference herein. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (the “DGCL”).
General
The Company’s authorized capital stock consists of 500,000,000 shares of Common Stock and 50,000,000 shares of preferred stock. As of January 31, 2023, there were 181,858,619 shares of Common Stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights
Other than with respect to director elections, except as otherwise required by law, all matters to be voted on by the Company’s shareholders must be approved by a majority of the shares present in person or proxy at such meeting and entitled to vote on the subject matter. With respect to uncontested director elections, the Bylaws require that in order to be elected, a director nominee must receive a majority of the votes cast (for this purpose, a majority of the votes cast means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that nominee). For contested director elections where the number of nominees exceeds the number of directors to be elected, the Bylaws require that the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.
Dividends
Holders of Common Stock will share equally in any dividend declared by the Company’s board of directors (the “Board”), subject to the rights of the holders of any outstanding preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of Common Stock would be entitled, after payment of the liquidation preference to all holders of any outstanding preferred stock, to share ratably in the Company’s assets that are legally available for distribution to shareholders after payment of liabilities. The Company must pay the applicable distribution to any holders of its preferred stock before it may pay distributions to the holders of Common Stock.
Other Rights
The Company’s shareholders have no preemptive or other rights to subscribe for additional shares.
Preferred Stock
The Board may authorize the issuance of preferred stock from time to time in one or more series, without shareholder approval. Subject to the limits imposed by the DGCL, the Board is authorized to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series. The Board is also authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Company’s shareholders.
The Board may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control, causing the market price of a share of Common Stock to decline, or impairing the voting and other rights of the holders of Common Stock.

Certain Anti-Takeover Provisions of the Certificate of Incorporation and Bylaws, and the DGCL
The following provisions of the Certificate of Incorporation and Bylaws could deter, delay or prevent a third party from acquiring the Company, even if doing so would benefit the Company’s shareholders.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for the Board to authorize the issuance of preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals
The Bylaws provide that special meetings of shareholders may be called only upon the request of the majority of the members of the Board, upon request of the Chairman of the Board, or by the Secretary of the Company upon request of shareholders holding at least 15% of the outstanding Common Stock. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
The Bylaws establish advance notice procedures with respect to shareholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee thereof. A shareholder who wishes to bring a matter before a meeting or submit candidates for nomination as directors must comply with the Company’s advance notice requirements and provide the Company with certain information, and, if applicable under the Bylaws, provide to the Company certain agreements and undertakings. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the members of the Board then in office, even though less than a quorum, or by shareholders. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.
Shareholder Action by Written Consent
As permitted by Section 228 of the DGCL, the Certificate of Incorporation states that any action required or permitted to be taken by the Company’s shareholders must be effected at a duly called annual or special meeting and may not be effected by consent in writing by such shareholders.
Approval of Acquisition of Control by Public Utility Commissions
A significant number of the Company’s regulated subsidiaries are subject to economic regulation by state public utility commissions. Some of these states have enacted laws that require regulatory approval for the acquisition of “control” of any regulated utility. In those states, obtaining “control” of the parent or any other company that controls a regulated utility also requires prior regulatory approval. The threshold for a change in control is a fact-specific inquiry that varies by state. For example, in some states, a presumption of control will arise when an acquiring party acquires more than 9.9% of the voting securities of the regulated utility or the controlling entity. In addition to ownership, other states may analyze the degree of influence or control an acquiror may exert over the company. Any person acquiring Common Stock in an offering or in any other purchase of Common Stock in an amount sufficient to trigger a change in control under state law would need the prior approval of the applicable state public utility commission.
Certain Other Provisions of the Certificate of Incorporation and Bylaws and the DGCL
Board of Directors
The Certificate of Incorporation provides that the number of directors is fixed in the manner provided in the Bylaws. The Bylaws provide that the number of directors will be fixed from time to time by the Board.
Business Combinations under the DGCL
The Company is subject to Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the shareholder became an “interested stockholder,” subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the shareholder becoming an “interested stockholder.” “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors.
Limitations of Liability and Indemnification of Directors and Officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:
•for breach of the duty of loyalty;
•for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;
•under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or
•for transactions from which the director derived an improper personal benefit.
The Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The Bylaws also expressly authorize the Company to carry directors’ and officers’ insurance providing indemnification for its directors, officers and certain employees and agents for certain liabilities.
The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its shareholders. In addition, an investment in the Common Stock may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.
Proxy Access
The Bylaws permit an eligible shareholder or group of shareholders to include up to a specified number of director nominees in the Company’s proxy materials for an annual meeting of shareholders. To qualify, the shareholders (or group of up to 20 shareholders) must have continuously owned for at least three years 3% or more of the Company’s outstanding common stock. The maximum number of shareholder nominees permitted under this proxy access provision is the greater of (i) two or (ii) 20% of the total number of directors on the Company’s board of directors as of the last day on which a proxy access notice may be submitted, rounded down to the nearest whole number.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC serves as the registrar and transfer agent for the Common Stock.
New York Stock Exchange Listing
The Common Stock is listed on the New York Stock Exchange under the trading symbol “AWK.”

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